



03024974

July 22, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL

Attention: Office of International Corporate Finance

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Notice of Change of Auditor
2. Letter from Successor Auditor
3. Letter from Former Auditor
4. Insider Trading Report for James Richardson June 26, 2003

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

SEC MAIL PROCESSING RECEIVED AUG 01 2003 WASH, D.C. SECTION

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-5084

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE THAT KPMG LLP, Chartered Accountants, the former auditors of Globel Direct, inc. (the"Company"), at the request of the Company, tendered their resignation (the "Resignation") effective May 31, 2003. The directors of the Company on June 16, 2003 have appointed Grant Thornton LLP, Chartered Accountants, successor auditors in their place.

TAKE FURTHER NOTICE THAT,

(a) in the opinion of the Company, no reportable events, as that term is defined in National Policy 31, occurred prior to the resignation of KPMG LLP;

(b) there have been no reservations contained in the auditors' reports on the annual financial statements of the Company for the two (2) fiscal years immediately preceding the date of this Notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c) the Company's Board of Directors and Audit Committee have accepted the resignation of KPMG LLP and approved the appointment of Grant Thornton LLP in their place, and have reviewed the Notice and the letters of KPMG LLP and Grant Thornton LLP attached.

DATED at Calgary, Alberta, this 16th day of June, 2003.

BY ORDER OF THE BOARD

"JR Richardson"

President of Globel Direct, inc.
Attesting to Extract of June 16, 2003
Board Minutes

82-5084

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

June 20, 2003

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

Re: Globel Direct, inc.
<u>Notice Pursuant to National Policy No. 31</u>

We have read the Notice of Change of Auditor of Globel Direct, inc. dated June 16, 2003 concerning our appointment as auditors of the Company.

We advise that we agree with the information contained in the above-mentioned Notice based on our knowledge of that information at this time.

Yours very truly,

(Signed) "Grant Thornton LLP"

Chartered Accountants

AGM:kb

Suite 1000
112 – 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 01 2003
WASH., D.C.
155

82-5084

kpmg

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9
Canada

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

July 3, 2003

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C., V8Y 1L2

Attention: Continuous Disclosure

Dear Sirs:

Globel Direct Inc. (the "Corporation")
Change of Auditors
Notice Pursuant to National Policy No. 31

As required by National Policy 31, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated June 16, 2003, and do not disagree with the information contained in the attached copy of such notice.

Yours truly,

KPMG LLP

Chartered Accountants

82-3064

Insider transaction detail - View details for insider

2003-07-22 17:48 ET

Transactions sorted by : **Insider**
Insider family name : **richardson (Starts with)**
Given name : **James (Starts with)**

Insider name: Richardson, James Robert

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities *acquired or* disposed of	Closing balance of equivalent number or value of *underlying* securities
Issuer name: Globel Direct, Inc.														
Insider's Relationship to Issuer: 4 - Director of Issuer														
Security designation: Common Shares														
O	30146	1999-09-02	2003-06-26	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 30146	1999-09-02	2003-06-26	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A ' 30146	1999-09-02	2003-06-26	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									
A " 30146	2003-05-12	2003-06-26	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			2,595,228						
30154	2003-05-21	2003-06-26	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+1,000	0.0700	2,596,228	2,367,895					
30204	2003-05-21	2003-06-26	Direct Ownership :	16 - Acquisition or disposition under a prospectus exemption	+2,000	0.1000	2,598,228						